Exhibit 99.4

Credit Suisse

MEDIUM-TERM NOTES

FORM OF TERMS AGREEMENT

April 2, 2008

Credit Suisse

Attn:  Legal Department

One Madison Avenue

New York, NY  10010

Re:	ELEMENTSSM Linked to the MLCX Gold Index —
Total Return due April 10, 2023 (the “ELEMENTS”)

Ladies and Gentlemen:

We understand that Credit Suisse, a corporation established under the laws of, and duly licensed as a bank in, Switzerland (the “Credit Suisse”), acting through its Nassau branch, proposes to issue and sell up to $250,000,000 aggregate principal amount (the “Maximum Aggregate Principal Amount”) of ELEMENTS.  The ELEMENTS are described in the Pricing Supplement dated April 2, 2008, to Credit Suisse’s Prospectus dated March 29, 2007 and the Prospectus Supplement dated March 24, 2008, both relating to the Notes (collectively, the “Prospectus”).  Additional terms relating to the ELEMENTS are set forth in Annex A hereto.  The ELEMENTS will be subject to the ELEMENTS Administrative Procedures included as Exhibit B to the Distributor Accession Confirmations.  Except as otherwise expressly provided herein, all terms used and not otherwise defined herein shall have the meanings ascribed to them in the Distribution Agreement (as defined below) or the Distributor Accession Confirmations (as defined below), as applicable.

Pursuant to the Distribution Agreement dated May 7, 2007 (the “Distribution Agreement”) between Credit Suisse and Credit Suisse Securities (USA) LLC (“CSS”), as amended by the Distributor Accession Confirmation (the “Merrill Lynch Confirmation”) dated January 11, 2008 among Credit Suisse, CSS and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and by the Distributor Accession Confirmation (the “Nuveen Confirmation” and, together with the Merrill Lynch Confirmation, the “Distributor Accession Confirmations”) dated January 11, 2008 between Credit Suisse, CSS and Nuveen Investments, LLC (“Nuveen” and, together with Merrill Lynch, the “ELEMENTS Agents”) whereby the ELEMENTS Agents have become Distributors under the Distribution Agreement, the ELEMENTS Agents hereby agree to arrange for the purchase from Credit Suisse, and Credit Suisse hereby agrees to sell, from time to time, to purchasers identified by the ELEMENTS Agents, the Maximum Aggregate Principal Amount of ELEMENTS; provided, that, (i) the initial issuance of ELEMENTS shall be in the aggregate principal amount of

$4,000,000 (the “Initial Issuance Principal Amount”), (ii) while Credit Suisse shall use its reasonable efforts to issue additional ELEMENTS as requested by the ELEMENTS Agents, it shall not be required to do so and (ii) Credit Suisse may, in its sole discretion, agree with the ELEMENTS Agents to issue more than the Maximum Aggregate Principal Amount of ELEMENTS.

Merrill Lynch and Nuveen hereby agree to purchase from Credit Suisse, severally but not jointly, the Initial Issuance Principal Amount of ELEMENTS (the “Purchased ELEMENTS”) in the amounts and manner set forth as follows.  Delivery of and payment for the Purchased ELEMENTS shall be made on April 7, 2008 at 10:00 a.m., New York City time, which date and time may be postponed by agreement between the ELEMENTS Agents and Credit Suisse (such date and time of delivery and payment for the Purchased ELEMENTS being herein called the “Initial Settlement Date”).  Delivery of the Purchased ELEMENTS shall be made to Merrill Lynch on the Initial Settlement Date against payment by the ELEMENTS Agents to Credit Suisse of $4,000,000 in the manner described in the ELEMENTS Administrative Procedures or in such other manner as the parties hereto shall agree.

The ELEMENTS Agents may request Credit Suisse to make additional issuances of ELEMENTS in accordance with the ELEMENTS Agreement and the ELEMENTS Administrative Procedures, which supplemental ELEMENTS issuances shall be settled in accordance with the ELEMENTS Administrative Procedures.

Credit Suisse agrees to pay to Merrill Lynch, on a quarterly basis, 15.5 basis points (0.155%) per annum (“Fees”) on the principal amount of ELEMENTS outstanding, calculated on a daily basis, for all services provided by Merrill Lynch and Nuveen.  The Fees will accrue daily as follows:

(Aggregate Principal Amount x Index Factor x Fees)/365

where:

“Aggregate Principal Amount” means, with respect to any day, the aggregate stated principal amount of the ELEMENTS outstanding on such day.

“Index Factor” means the closing value of the Series Index at the relevant date divided by the closing value of the Series Index on the Inception Date (as defined in Annex A hereto).

It is agreed that the materials identified in Section 3 of the General Disclosure Package Schedule attached as Exhibit A hereto are General Use Issuer Free Writing Prospectuses that are hereby approved by Credit Suisse.  It is also agreed that the materials identified in Section 4 of the General Disclosure Package Schedule are Free Writing Prospectuses that are not Issuer Free Writing Prospectuses,” with respect to which (i) Credit Suisse consents to the use by Merrill Lynch and (ii) Merrill Lynch agrees that such materials constitute information furnished to Credit Suisse in writing by Merrill

Lynch for use in a Free Writing Prospectus under Section 8(b) of the Distribution Agreement.

Each ELEMENTS Agent agrees to perform its duties and obligations specifically provided to be performed by it in accordance with the terms and provisions of the Distribution Agreement, the Distributor Accession Confirmations and the ELEMENTS Administrative Procedures, as amended or supplemented hereby.  Except as otherwise provided herein, the provisions of the Distribution Agreement, the Distributor Accession Confirmations and the ELEMENTS Administrative Procedures and the related definitions are incorporated by reference herein and shall be deemed to have the same force and effect as if set forth in full herein.

Merrill Lynch’s obligation to purchase any ELEMENTS hereunder is subject to the accuracy of, at the time of such purchase, Credit Suisse’s representations and warranties contained in the Distribution Agreement and to Credit Suisse’s performance and observance of all applicable covenants and agreements contained therein, and the satisfaction of all conditions precedent contained therein, including, without limitation, those pursuant to Section 6 thereof, subject to the terms set forth in the Distributor Accession Confirmations; provided, that no additional documents shall be required to be delivered by Credit Suisse to the ELEMENTS Agents on any Settlement Date pursuant to Section 6 thereof.

Section 2(t) of the Distribution Agreement shall apply to the statements under the headings “Description of Debt Securities” and “Taxation—United States Taxation” in the Statutory Prospectus and the statements under the headings “Specific Terms of the Securities” and “Certain U.S. Federal Income Tax Considerations” in the Pricing Supplement dated April 2, 2008.

This Agreement shall be governed by and construed in accordance with the laws of the State of New York.  This Agreement may be executed in one or more counterparts and the executed counterparts taken together shall constitute one and the same agreement.

MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

By:
Name:
Title:

NUVEEN INVESTMENTS, LLC

By:
Name:
Title:

Accepted and agreed to as of the date set forth above.

CREDIT SUISSE

By:
Name:
Title:

By:
Name:
Title:

Annex A

ADDITIONAL TERMS OF ELEMENTS OFFERED HEREBY

Title:	ELEMENTS Linked to the MLCX Gold Index – Total Return due April 10, 2023

Initial Issuance Principal Amount:	$4,000,000

Interest:	None

Series Index:	MLCX Gold Index – Total Return

Inception Date:	April 2, 2008

Initial Settlement Date:	April 7, 2008

Maturity Date:	April 10, 2023

Authorized denominations:	$10 and integral multiples of $10 in excess thereof

Investor Fee:	0.375% per annum

Price to Public for Initial Issuance:	Per ELEMENTS: 100%; Total: $4,000,000

Proceeds to Issuer:	100%

Exhibit A

GENERAL DISCLOSURE PACKAGE SCHEDULE

1.                                      Applicable Time:  9:33 a.m., New York City time, on April 2, 2008.

2.                                      Statutory Prospectus:

                        (a)           Prospectus dated March 29, 2007; and

                        (b)           Prospectus Supplement dated March 24, 2008.

3.                                      General Use Issuer Free Writing Prospectus:

(a)                                  Information on http://www.elementsetn.com (the “ELEMENTS website”) identified “IFWP” on the screen shots attached hereto.

(b)                                 Fact sheet for the ELEMENTS, attached hereto.

4.                                      Other documents that are part of the General Disclosure Package:

(a)                                  Information on the ELEMENTS website, other than information that is an Issuer Free Writing Prospectus.

(b)                                 The generic ELEMENTS brochure, attached hereto.

(c)                                  The generic ELEMENTS presentation, in landscape format, attached hereto.